September 24, 2024

William R. Jacobs
Chief Financial Officer
Northfield Bancorp, Inc.
581 Main Street
Woodbridge, NJ 07095

       Re: Northfield Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-35791
Dear William R. Jacobs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance